Exhibit 99.1

Taiwan Liposome Company, LTD.

Notice of the First Extraordinary General Meeting of 2020

(Summary translation, for reference only)

I.

The First Extraordinary General Meeting of 2020 (the “Meeting”) will be convened at 2F, No.19- 10, Sanchong Rd., Nangang District, Taipei City (2F Meeting Center, Building A, Nangang Software Park) at 9:00 a.m. on February 11, 2020 (Tuesday). The registration for attendance will commence at 8:30 a.m. and the place for registration for attendance is the same as the Meeting venue. The agenda for the Meeting is as follows:

1.	Items for Discussion:

(1)	To discuss the issuance of ordinary shares for cash to sponsor the issuance of overseas depositary receipts and/or issuance of ordinary shares for cash domestically.

2.	Elections

(1)	To re-elect all Directors of the Company.

3.	Other Matters

(1)	To release newly elected directors from non-competition restrictions.

4.	Ad Hoc Motions

5.	Adjournment

II.

The discussion item with respect to releasing the newly elected directors and independent directors from non-competition restrictions on engaging in business within the scope of the Company’s business is being submitted to the Meeting in accordance with Article 209 of the Company Act. With regard to the newly elected directors and independent directors who take any actions for themselves or on behalf of another person that are within the scope of the company’s business, it is proposed to release the directors and their representatives from the non-competition restrictions.

III.

If any of the reasons for calling the Meeting falls within the scope of Article 172 of the Company Act, please inquire for explanations on MOPS (http://mops.twse.com.tw/). Please insert Stock Code and select Electronic Book\Annual Reports and Shareholder Information\Supplemental Information to Meeting Handbook.

IV.	Pursuant to Article 165 of the Company Act, share transfer registration for the Company will be suspended from January 13, 2020 to February 11, 2020.

V.

Please find the Notice of Attendance and Proxy Form enclosed with this Meeting Notice. If you plan to attend the Meeting in person, please affix your signature or personal seal to the Sign-in Card and submit it for registration on the day of the Meeting. If you wish to appoint a proxy to attend the Meeting, please fill out the name and relevant information of the proxy, affix your signature or personal seal to the Proxy Form, and have the proxy affix his or her signature or personal seal to the Proxy Form. Such Proxy Form shall be delivered to the Company’s shareholders services provider at the Register and Transfer Agency division of Sinopac Securities Corporation, at least five (5) days prior to the Meeting so that a sign-in card can be issued to the proxy.

VI.	The shareholders, persons soliciting proxies, and the proxies shall bring with them identity documents to verify their identification when attending the Meeting.

VII.

If any shareholder solicits proxies, the Company will publish a summary of such solicitation on the Securities and Futures Commission website (http://free.sfi.org.tw). For shareholders who wish to make inquiries, please access the “free inquiry system for published information on proxies” page on the website, click on “entrance to published information on proxies”, and enter the search criteria.

VIII.

The period during which shareholders may cast electronic votes for the Meeting will be from January 23, 2020 to February 08, 2020. The shareholders may vote online for the Meeting by accessing the “electronic voting platform for shareholders’ meeting” page on the website of the Taiwan Depository and Clearing Corporation at https://www.stockvote.com.tw, and casting their votes based on the instructions on the website.

IX.

It is proposed to elect seven directors (including four independent directors). A candidate nomination mechanism has been adopted for the election of directors. Director candidates: Keelung Hong; Moun-Rong Lin; Chang Xiang Investment Co., Ltd. ; and independent director candidates: Ke-Yi Liu; May Kang; Shieh-Shung Tom Chen; Horng-Dar Li. Please refer to the MOPS announcement (http://mops.twse.com.tw) for the academic background and work experience of the candidates.

X.	The institution responsible for tallying and verifying the votes for the Company is the Register and Transfer Agency division of Sinopac Securities Corporation.

Sincerely Yours

The Board of Directors of Taiwan Liposome Company, LTD.

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